UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                           FORM - 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

    For the fiscal year end December 31, 1994

A. Full title of the plan and address if different from the that of the issuer named below:

                 PROFIT SHARING AND SAVINGS PLAN OF
                 REPUBLIC NATIONAL BANK OF NEW YORK

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                 Republic New York Corporation
                      452 Fifth Avenue
                   New York, New York 10018


                      REQUIRED INFORMATION

The Profit Sharing and Savings Plan of Republic National Bank of New York (the "Plan") is subject to ERISA and therefore is filing the financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA, as of December 31, 1994 and 1993, as an exhibit to this report. Such Plan financial statements and schedules include an Independent Auditor's Report thereon.


                        SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits and Compensation Committee of the Board of Directors of Republic National Bank of New York (as administrator of the Plan) has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                          PROFIT SHARING AND SAVINGS PLAN OF
                          REPUBLIC NATIONAL BANK OF NEW YORK

                       By:  William F. Rosenblum, Jr.
                          ---------------------------------
                            William F. Rosenblum, Jr.
                            Secretary, Employee Benefits
                            and Compensation Committee

Dated: June 29, 1995

                     EXHIBIT INDEX

Exhibit No.         Description of Exhibit

    23              Consent of KPMG Peat Marwick LLP

    99              Profit Sharing and Savings Plan of
                    Republic National Bank of New York
                    Financial Statements and Schedules
                    December 31, 1994 and 1993 (with
                    Independent Auditor's Report thereon)